UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.          )

Concord Medical Services Holdings Limited

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

206277 1051

(CUSIP Number)

Bi Zhang

Jianyu Yang

18/F, Tower A, Global Trade Center

36 North Third Ring Road East

Dongcheng District, Beijing 100013

People’s Republic of China

Telephone: +86 10 5903-6688

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	This CUSIP number applies to the American depositary shares (“ADSs”) of Concord Medical Services Holdings Limited (the “Issuer”), each representing three Class A ordinary shares, par value US$0.0001 per share, of the Issuer (the “Class A Ordinary Shares”).

CUSIP Number: 206277 105

1	Names of Reporting Persons Bi Zhang
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 52,270,876 Class A Ordinary Shares[1]
	8	Shared Voting Power 0
	9	Sole Dispositive Power 52,270,876 Class A Ordinary Shares[1]
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 52,270,876 Class A Ordinary Shares[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 42.6%[2]
14	Type of Reporting Person (See Instructions) IN

1	Represents 38,287,948 Class B ordinary shares, par value US$0.0001 per share, of the Issuer (“Class B Ordinary Shares”) and 4,660,976 ADSs held by Morgancreek Investment Holdings Limited (“Morgancreek”). Bi Zhang (“Ms. Zhang”) indirectly holds 70% of Morgancreek. Jianyu Yang (“Dr. Yang”), spouse of Ms. Zhang, is the sole director of Morgancreek and has the power to direct Morgancreek as to the voting and disposition of the Class B Ordinary Shares and the ADSs held by Morgancreek. Ms. Zhang may be deemed the beneficial owner of all the Class B Ordinary Shares and the ADSs representing Class A Ordinary Shares held by Morgancreek. The issued and outstanding Class B Ordinary Shares are convertible into Class A Ordinary Shares, at a ratio of one Class B Ordinary Share for each Class A Ordinary Share, among others, upon any sale, transfer, assignment or disposition of beneficial ownership of any Class B Ordinary Share to any person who is not (i) the registered holder or beneficial owner of Class B Ordinary Shares or (ii) an affiliate of the registered holder or beneficial owner of such Class B Ordinary Share being transferred, assigned or disposed of. Holders of Class A Ordinary Shares are entitled to one vote per share, whereas holders of Class B Ordinary Shares are entitled to ten votes per share. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights.

2	Percentage is calculated based on 84,368,529 Class A Ordinary Shares issued and outstanding as of December 7, 2018, which was disclosed in the Issuer’s Current Report on Form 6-K (File No. 001-34563) furnished with the Securities and Exchange Commission (the “SEC”) on December 7, 2018 (the “Form 6-K Report”), and 38,287,948 Class B Ordinary Shares beneficially owned by Ms. Zhang and convertible into Class A Ordinary Shares.

CUSIP Number: 206277 105

1	Names of Reporting Persons Jianyu Yang
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 52,987,186 Class A Ordinary Shares[1]
	8	Shared Voting Power 0
	9	Sole Dispositive Power 52,987,186 Class A Ordinary Shares[1]
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 52,987,186 Class A Ordinary Shares[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 42.9%[2]
14	Type of Reporting Person (See Instructions) IN

1	Represents (i) 716,310 Class A Ordinary Shares issuable upon exercise of options held by Dr. Yang that are exercisable within 60 days of the date of this Schedule 13D (as defined below) and (ii) 38,287,948 Class B Ordinary Shares, each convertible into one Class A Ordinary Share, and 4,660,976 ADSs, each representing three Class A Ordinary Shares, held by Morgancreek. Dr. Yang’s spouse, Ms. Zhang, indirectly holds 70% of Morgancreek. Dr. Yang is the sole director of Morgancreek and has the power to direct Morgancreek as to the voting and disposition of the Class B Ordinary Shares and the ADSs held by Morgancreek. Dr. Yang may be deemed the beneficial owner of all the Class B Ordinary Shares and the ADSs representing Class A Ordinary Shares held by Morgancreek.

2	Percentage is calculated based on 84,368,529 Class A Ordinary Shares issued and outstanding as of December 7, 2018, which was disclosed in the Form 6-K Report, 38,287,948 Class B Ordinary Shares beneficially owned by Dr. Yang and convertible into Class A Ordinary Shares, and 716,310 Class A Ordinary Shares issuable upon exercise of options held by Dr. Yang that are exercisable within 60 days of the date of this Schedule 13D.

CUSIP Number: 206277 105

1	Names of Reporting Persons Morgancreek Investment Holdings Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 52,270,876 Class A Ordinary Shares[1]
	8	Shared Voting Power 0
	9	Sole Dispositive Power 52,270,876 Class A Ordinary Shares[1]
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 52,270,876 Class A Ordinary Shares[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount In Row (11) 42.6%[2]
14	Type of Reporting Person (See Instructions) CO

1	Represents 38,287,948 Class B Ordinary Shares and 4,660,976 ADSs held by Morgancreek.

2	Percentage is calculated based on 84,368,529 Class A Ordinary Shares issued and outstanding as of December 7, 2018, which was disclosed in the Form 6-K Report, and 38,287,948 Class B Ordinary Shares held by Morgancreek and convertible into Class A Ordinary Shares.

This statement on Schedule 13D (this “Schedule 13D”) is being filed jointly by Ms. Zhang, Dr. Yang and Morgancreek (collectively, the “Reporting Persons”) with the SEC.

This Schedule 13D updates and replaces, to the extent related to the Reporting Persons, the Schedule 13D jointly filed with the SEC on August 15, 2013 by Dr. Yang, Daketala International Investment Holdings Ltd. (“Daketala”), Dr. Zheng Cheng (“Dr. Cheng”) and CZY Investments Limited (“CZY”), as amended by (i) Amendment No. 1 to Schedule 13D filed with the SEC on December 6, 2013 by Dr. Yang, Daketala, Shanghai Hui Fu Science and Technology Development Co., Ltd. (“Hui Fu”), Cherrylane Investments Limited (“Cherrylane”), Dr. Cheng, CZY, Shanghai Jian Qian Science and Technology Development Co., Ltd. (“Jian Qian”), Bluestone Holdings Limited (“Bluestone”) and Morgancreek; (ii) Amendment No. 2 to Schedule 13D filed with the SEC on July 11, 2016 by Dr. Yang, Hui Fu, Ms. Zhang, Oakville Holdings Group Limited (“Oakville”), Cherrylane, Dr. Cheng, Jian Qian, Bluestone and Morgancreek, or collectively the “Prior Reporting Persons”; (iii) Amendment No. 3 to Schedule 13D filed with the SEC on November 22, 2016 by the Prior Reporting Persons; (iv) Amendment No. 4 to Schedule 13D filed with the SEC on February 9, 2017 by the Prior Reporting Persons; (v) Amendment No. 5 to Schedule 13D filed with the SEC on May 23, 2017 by the Prior Reporting Persons; and (vi) Amendment No. 6 to Schedule 13D filed with the SEC on November 14, 2017 by the Prior Reporting Persons (collectively, the “Prior Schedule 13Ds”).

The Reporting Persons have entered into a joint filing agreement, dated as of March 19, 2019, a copy of which is attached hereto as Exhibit 99.1. Except as provided herein, this Schedule 13D does not modify any of the information previously reported on the Prior Schedule 13Ds.

Item 1.	Security and Issuer

This Schedule 13D relates to Class A Ordinary Shares, par value US$0.0001 per share, of the Issuer. Each ADS represents three Class A Ordinary Shares. The Issuer’s principal executive office is located at 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, People’s Republic of China.

Item 2.	Identity and Background

(a), (b), (c) and (f)

This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are making this single joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transactions described in Item 4 of this statement.

Ms. Zhang is a citizen of Canada and is the sole director and shareholder of Oakville, a limited liability company organized under the laws of the British Virgin Islands which holds all the interests of Cherrylane. Ms. Zhang’s principal business address is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands.

Dr. Yang is a citizen of the People’s Republic of China and his principal occupation is the chairman and chief executive officer of the Issuer. Dr. Yang’s principal business address is 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, People’s Republic of China. Dr. Yang is the spouse of Ms. Zhang.

Morgancreek is a limited liability company organized under the laws of the British Virgin Islands. Cherrylane, a limited liability company organized under the laws of the British Virgin Islands indirectly wholly owned by Ms. Zhang through Oakville, holds 70% of Morgancreek; and Model Oasis Limited, a limited liability company organized under the laws of the British Virgin Islands wholly owned by Hao Zhou, holds 30% of Morgancreek. Morgancreek’s principal business is investment holding. The address of its principal office is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands. The sole director of Morgancreek is Dr. Yang.

(d) and (e)

None of the Reporting Persons has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The purchases of the Class A Ordinary Shares as reported by the Reporting Persons were financed by the personal funds of Dr. Yang and/or by third-party financing sources, which was fully repaid as of the date of this Schedule 13D.

The information set forth in Items 4 and 6 below is hereby incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

Information relating to prior transactions in connection with the Reporting Persons in Item 4 of the Prior Schedule 13Ds is hereby incorporated by reference to this Schedule 13D.

In January 2015, the board of directors of the Issuer resolved to issue 45,787,948 Class B Ordinary Shares to Morgancreek, each of which entitles the holder thereof to 10 votes on any ordinary resolution or special resolution, for 45,787,948 Ordinary Shares held by Morgancreek. As a result, Morgancreek became the holder of Class B Ordinary Shares.

On October 4, 2018, Morgancreek completed its internal restructuring. As a result, Morgancreek was 70% indirectly held by Ms. Zhang and 30% indirectly held by Hao Zhou, Morgancreek held 38,287,948 Class B Ordinary Shares and 4,660,976 ADSs of the Issuer, another director of Morgancreek stepped down and Dr. Yang, spouse of Ms. Zhang, became the sole director of Morgancreek. Dr. Yang has the power to direct Morgancreek as to the voting and disposition of the Class B Ordinary Shares and the ADSs held by Morgancreek.

Although the Reporting Persons have no present intention to acquire securities of the Issuer, they intend to review their investments on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters.

Other than as set forth in this Schedule 13D, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The information contained on each of the cover pages of this statement and the information set forth in Items 2, 3, 4 and 6 is hereby incorporated by reference in their entirety in this Item 5.

(a) – (b) The following table sets forth the beneficial ownership of Class A Ordinary Shares of the Issuer for each of the Reporting Persons as of the date of this Schedule 13D.

			Number of Class A Ordinary Shares Beneficially Owned by Each Reporting Person With:
Reporting Person	Shares Beneficially Owned	Percentage of Class*	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Ms. Zhang	52,270,876[1]	42.6%	52,270,876	—	52,270,876	—
Dr. Yang	52,987,186[2]	42.9%	52,987,186	—	52,987,186	—
Morgancreek	52,270,876[3]	42.6%	52,270,876	—	52,270,876	—

*	Percentages are calculated based on 84,368,529 Class A Ordinary Shares outstanding as of December 7, 2018, which was disclosed in the Form 6-K Report, and with respect to each Reporting Person, including the Class B Ordinary Shares that such Reporting Person beneficially owned and convertible into Class A Ordinary Shares, and the Class A Ordinary Shares that such Reporting Person has the right to acquire within 60 days of the date of this Schedule 13D. The issued and outstanding Class B Ordinary Shares are convertible into Class A Ordinary Shares, at a ratio of one Class B Ordinary Share for each Class A Ordinary Share, among others, upon any sale, transfer, assignment or disposition of beneficial ownership of any Class B Ordinary Share to any person who is not (i) the registered holder or beneficial owner of Class B Ordinary Shares or (ii) an affiliate of the registered holder or beneficial owner of such Class B Ordinary Share being transferred, assigned or disposed of. Holders of Class A Ordinary Shares are entitled to one vote per share, whereas holders of Class B Ordinary Shares are entitled to ten votes per share. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights.

1	Represents 38,287,948 Class B Ordinary Shares and 4,660,976 ADSs held by Morgancreek. Ms. Zhang indirectly holds 70% of Morgancreek. Dr. Yang, spouse of Ms. Zhang, is the sole director of Morgancreek and has the power to direct Morgancreek as to the voting and disposition of the Class B Ordinary Shares and the ADSs held by Morgancreek. Ms. Zhang may be deemed the beneficial owner of all the Class B Ordinary Shares and the ADSs representing Class A Ordinary Shares held by Morgancreek.

2	Represents (i) 716,310 Class A Ordinary Shares issuable upon exercise of options held by Dr. Yang that are exercisable within 60 days of the date of this Schedule 13D and (ii) 38,287,948 Class B Ordinary Shares and 4,660,976 ADSs held by Morgancreek. Dr. Yang’s spouse, Ms. Zhang, indirectly holds 70% of Morgancreek. Dr. Yang is the sole director of Morgancreek and has the power to direct Morgancreek as to the voting and disposition of the Class B Ordinary Shares and the ADSs held by Morgancreek. Dr. Yang may be deemed the beneficial owner of all the Class B Ordinary Shares and the ADSs representing Class A Ordinary Shares held by Morgancreek.

3	Represents 38,287,948 Class B Ordinary Shares and 4,660,976 ADSs held by Morgancreek.

(c) Except as disclosed in Item 6 below, none of the Reporting Persons has effected any transactions relating to the Class A Ordinary Shares during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of The Issuer

The information set forth in Items 3, 4, 5 and 7 is hereby incorporated by reference in their entirety in this Item 6.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
99.1	Joint Filing Agreement by and among the Reporting Persons, dated March 19, 2019

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2019

Bi Zhang

/s/ Bi Zhang

Jianyu Yang

/s/ Jianyu Yang

Morgancreek Investment Holdings Limited

By:	/s/ Jianyu Yang
Name:	Jianyu Yang
Title:	Director

[Signature Page to Schedule 13D]

Exhibit Index

Exhibit No.	Description
99.1	Joint Filing Agreement by and among the Reporting Persons, dated March 19, 2019